EXHIBIT 99.1

GENTERRA CAPITAL INC.

PRESS RELEASE

GENTERRA CAPITAL INC. REPORTS FIRST QUARTER FINANCIAL RESULTS

Toronto, February 22, 2011 – Genterra Capital Inc. (TSXV: “GIC”)

As previously announced, effective May 10, 2010 Consolidated Mercantile Incorporated (“CMI”) and Genterra Inc. (“Genterra”) amalgamated to form Genterra Capital Inc. (“GCI”). Net income for the three months ended December 31, 2010 was $88,084 compared to $22,720 in the 2009 period. Earnings per share for the period was $0.01 compared to $0.01 in the 2009 period.

As CMI was identified as the acquirer, the results of operations for the three months ended December 31, 2010 include the operations of the combined entity, while the results for the three months ended December 31, 2009 include the results for CMI only.

Genterra Capital Inc. is a management holding company whose assets include rental real estate properties and investments.

For further information, please contact:

Stan Abramowitz, Secretary

(416) 920-0500

Disclaimer: TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.